Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

November 22, 2021

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd. Amendment No. 1 Registration Statement on Form F-1 Filed November 15, 2021 File No. 333-260670

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of November 19, 2021, regarding the abovementioned Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 2 to the Form F-1 (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments

March 2021 Private Placement, page 2

1.	Please revise your disclosure to reconcile apparent inconsistencies with the share purchase agreements. We note that you appear to have the right to require the placement agent, not the investors, to purchase additional preferred shares. Clarify whether the number of shares and warrants, and purchase or exercise price therefor, have been modified to reflect your reverse stock split.

Response:  In response to the Staff’s comment, we have revised the applicable disclosure throughout Amendment No. 2 to clarify that the Company has the right to require the placement agent (or its designated third party) to purchase additional preferred shares and that the number of shares and warrants, and exercise prices therefor, have been modified to reflect the reverse share split (this is also noted on page ii of Amendment No. 2). Please note that the aggregate gross proceeds were not affected by the reverse share split.

Description of Share Capital, page 92

2.	You state on page 3 that the preferred shares are convertible in certain circumstances and will convert automatically following completion of the offering. Please identify the instrument governing these conversions and describe its provisions relevant to the offering.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 92 of Amendment No. 2 to clarify that the preferred shares are convertible pursuant to the terms of the articles of association currently in effect automatically upon the closing of the offering.

Maris-Tech Ltd.

Securities and Exchange Commission

3.	You state that you have issued warrants to purchase 694,712 shares to advisors and service providers with exercise prices ranging between $0.0004 to $6.1248 per share. Please also describe the warrants issued to investors and the placement agent(s) in the March 2021 private placement. Please conform your disclosure in Item 7 of Part II.

Response:  In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 2, including Item 7 of Part II, to clarify that the amounts include the warrants issued in the March 2021 Private Placement.

Underwriting

Other Relationships, page 115

4.	Please address the following in relation to your March 2021 private placement:

●	Disclose that Aegis Israel Ltd initially acted as the placement agent and, if true, is an affiliate of the lead underwriter for your initial public offering;

●	Disclose that Pure Capital Ltd was initially an investor in the March 2021 private placement and was subsequently designated as the placement agent;

●	Describe the relationship, if any, between Pure Capital and Aegis Israel (we note they have the same principal place of business according to exhibits 10.3 and 10.5); and

●	Clarify how each element of compensation was handled pursuant to Section 8 of the share purchase agreements (e.g., did Aegis Israel and/or Aegis Capital receive warrants or other compensation; is Pure Capital entitled to a 5% fee upon Aegis Capital’s exercise of warrants?).

Response:  In response to the Staff’s comment, we respectfully advise the Staff that following the initial filing of the draft F-1, the Company discovered that the counterparty and placement agent in the Share Purchase Agreement entered into on March 24, 2021 was erroneously identified as “Aegis Israel Ltd. (former G.F.N. Pure Ltd.), a company incorporated under the laws of the State of Israel, registration number 514997998.” However, such a company does not exist. The company number (514997998) referred to in the agreement is of a company which was called in English G.F.N. Pure Ltd. (but in Hebrew it is written as: “Agis Capital Véyéootz Ltd.”), a company of which Mr. Kfir Zilberman holds 42.5% (and the remainder of the share equity is held by three other Israeli individuals). The correct counterparty and placement agent should have been identified as, and was intended to be, L.I.A. Pure Capital Ltd., Israeli company number 514408715, a company wholly owned by Mr. Kfir Zilberman and also one of the March 2021 Investors. When this error was discovered, the parties amended and restated the Share Purchase Agreement to correctly identify the counterparty and placement agent. This agreement as amended and restated on August 4, 2021 is the currently effectively and only Share Purchase Agreement for the March 2021 Private Placement. We further advise the Staff that: (i) L.I.A. Pure Capital Ltd. acted as the sole placement agent in connection with the March 2021 Private Placement; (ii) none of G.F.N. Pure Ltd., L.I.A. Pure Capital Ltd. or their shareholders are affiliated with Aegis Capital Corp., the underwriter in this offering; (iii) L.I.A. Pure Capital Ltd. received, or will receive, all of the compensation to which the placement agent was, or is, entitled to pursuant to Section 8 of the Share Purchase Agreement, including 5.0% of the amount actually received by the Company upon exercise of the Representative’s Warrants to be issued by the Company to Aegis Capital Corp. in this offering; (iv) Aegis Capital Corp. did not, and will not, receive any compensation in connection with the March 2021 Private Placement and will solely be entitled to compensation in connection with this offering as set forth in Amendment No. 2. L.I.A. Pure Capital Ltd. is independent of Aegis Capital Corp. and is not participating (within the meaning of FINRA Rule 5110(j)(16)) in this offering, as such it is not acting as an underwriter in connection with this offering, it will not identify or solicit potential investors in this offering or otherwise be involved in the distribution of this offering.  To avoid further confusion, we have revised the applicable disclosure in Amendment No. 2, including removing the prior versions of the Share Purchase Agreement from the Exhibit Index.

Maris-Tech Ltd.

Securities and Exchange Commission

Exhibits

5.	We note that the share purchase agreements contain references to exhibits that appear to have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Please ensure that these, and other filed exhibits as applicable, contain the list of omitted schedules contemplated by Item 601(a)(5). Please also revise the footnote to the exhibit index, which currently refers to Item 601(b)(2), or advise.

Response: In response to the Staff’s comment, we have revised the Exhibit Index to Amendment No. 2 as appropriate and refiled the currently effective Share Purchase Agreement to add the list of omitted exhibits and schedules as contemplated by Item 601(a)(5).

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP